

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

<u>Via U.S. Mail and Facsimile to</u>
Bryan Arthur
Chief Executive Officer
Farrallon, Inc.
14908 Oxford Hollow
Huntersville, NC 28078

> **Re:** **Farrallon, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 23, 2010**
> **File No. 000-53102**

Dear Mr. Arthur:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz